Exhibit 99.1
Record Date for the Annual General Meeting of Shareholders

Shinhan Financial Group (hereafter “SFG”) will close its shareholder registry from January 1, 2016 until January 15, 2016. According to the Articles of Incorporation of SFG, December 31 of each year is the record date for the Annual General Meeting of Shareholders and annual dividend payment, and accordingly our common shareholders that are registered in SFG’s shareholder registry as of December 31, 2015 and the holders of our American Depositary Shares as of the same date will be entitled to exercise their voting rights at the Annual General Meeting of Shareholders and to receive dividends, if any, for the fiscal year 2015.